05013695

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RHM plc

*CURRENT ADDRESS Chapel House
Liston Road
Marlow
Buckinghamshire SL7 1TJ

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34951 FISCAL YEAR 4/30/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [X]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: [signature]

DAT : 3/10/06

RECEIVED

2005 DEC 21 P 2:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RHM GROUP ONE LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

30 April 2005

ARLS
4-30-05

Company Registration Number 3946774

25

RHM GROUP ONE LIMITED
Year ended 30 April 2005

CONTENTS **PAGE**

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Directors' Report

The directors present their report and the audited consolidated financial statements for the year ended 30 April 2005.

Principal activities and business review

The principal activities of the group continue to be food manufacturing and distribution.

During the year the group sold its investments in the Golden West Foods Group as disclosed in note 7.

Future developments

The Group will continue to focus on developments within the food industry and does not envisage any major change in the conduct of the trading businesses over the next twelve months.

Post balance sheet events

As part of an intra-group reorganisation the Company acquired a new shelf company called RHM Group Holding Ltd on 20 May 2005. On 27 May 2005 the Company transferred its shareholding in RHM Group Two Ltd to RHM Group Holding Ltd in exchange for 299,999,999 ordinary shares of £1 each in RHM Group Holding Ltd, the entire issued share capital of that company.

On 16 June 2005 the Group announced its intention to offer existing and new ordinary shares into the UK, US and internationally for listing on the London Stock Exchange. The global offer is expected to be completed by the end of July.

Results and dividends

The group achieved a profit for the financial year of £175.8m (2004: £56.3m loss). No dividends have been paid during the year (2004: £nil) and the directors do not propose a final dividend for the year (2004: £nil).

Directors

The directors who served the company during the year, and their interests in the Ordinary shares of the company were as follows:

	Number of shares held at 30 April 2005*	Number of shares held at 1 May 2004**
R P Hanson +	20,819	20,819
K J Terry + (resigned 9 June 2004)	5,204	5,204
J Vazanova +	1,621	1,621
J J M Leahy (appointed 21 June 2004)	-	-
I R McMahon ++	250,000	250,000
A J Allner (appointed 1 March 2004)++	100,000	100,000
M J Schurch (resigned 30 June 2004)++	-	51,648

* or date of resignation, if earlier.
** or date of appointment, if later.
+ 'A' Ordinary shares held indirectly through Doughty Hanson Funds.
++ Ordinary shares

Research and development

Applied research and development work continues to be directed towards the introduction of new and improved products, the application of new technology to reduce unit and operating costs and to improve service to customers.

Employees

The group recognises the importance of encouraging all employees to contribute to the achievements of the group. It has a comprehensive set of employment practices designed to achieve that objective. In particular the group's equal opportunities policy is designed to create an environment in which all employees are encouraged to develop their individual potential whatever their sex, race, religion, colour, age or disability. The same opportunities for training, career development and promotion are available to all employees including those with disabilities, in so far as that disability does not prevent them from performing their job or any suitable alternative available job. Applications for employment by disabled persons are always fully considered bearing in mind the respective aptitudes and abilities of the applicant concerned.

Consultation with employees or their representatives takes place at all levels; there is an RHM European Employment Forum (which satisfies the requirements of the European Works Council Directive) and other communication processes appropriate to the group's businesses. These are designed to ensure that employees' views are taken into account when decisions are made that are likely to affect their interests.

The group attaches great importance to the quality of its communication with all employees. Employees are provided with information about the performance of the group through a variety of briefing mechanisms appropriate to their circumstances.

RHM Group Employees' Benefit Trust ('EBT')

As at 30 April 2005, the Trustee of the EBT held 40,329 ordinary shares in the capital of the company (2004: 17,155 shares). During the year, the Trustee purchased 238,752 ordinary shares (2004: 547,684) for an aggregate consideration of £541,855 (2004: £693,928). The shares were purchased from employees ceasing to be employed by the group, in accordance with the company's Articles of Association.

Also during the year, the Trustee disposed of 215,578 of these shares (2004: 603,967) to employees for an aggregate consideration of £396,520 (2004: £543,570).

Charitable and political donations

During the year, the group made various charitable donations totalling £31,246 (2003: £55,620) for environmental and humanitarian purposes. The group made no political donations.

Creditor payment policy

The group's policy is to determine terms and conditions of payment with suppliers when negotiating each transaction, to ensure that suppliers are made aware of the terms and how disputes are to be settled, and to abide by the terms of payment.

The average number of days credit taken by the group for trade purchases at 30 April 2005 was 39 days (2004: 34 days (restated)).

The company does not have any trade creditors.

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Directors' Report (continued)

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period.

In preparing those financial statements, the directors are required to select suitable accounting policies, and then apply them on a consistent basis, making judgements and estimates that are prudent and reasonable. The directors must also prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business, and ensure that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The company has in force, under Section 379A of the Companies Act 1985, an election dispensing with the laying of accounts and reports before the company in General Meeting, the holding of Annual General Meetings and the obligation to appoint auditors annually.

Going concern

The balance sheet shows the financial position of the group at 30 April 2005. The group has sufficient funding arrangements in place to meet its liquidity requirements and is in a position to service its debt obligations as they fall due. The group is not in breach of any financial covenants or loan agreements. As a result of this and after having made due and careful enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in existence for the foreseeable future. For these reasons, they continue to adopt the going concern basis in the preparation of the financial statements.

Registered office:
Chapel House
Liston Road
Marlow
Buckinghamshire
SL7 1TJ

By order of the board

T. Murphy

Thomas Murphy
Company Secretary
29 June 2005

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Independent Auditors' Report to the Members of RHM Group One Limited

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of net cash flow to movement in net debt, the reconciliation of movements in shareholders' funds and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the affairs of the company and the group at 30 April 2005 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
29 June 2005

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Consolidated Profit and Loss Account

	Note	Year ended 30 April 2005			Year ended 1 May 2004		
		Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items (note 5) £m	Total £m	Before goodwill amortisation and exceptional items (As restated) £m	Goodwill amortisation and exceptional items (note 5) (As restated) £m	Total (As restated) £m
Turnover							
Continuing operations	2	1,527.5	-	1,527.5	1,517.0	-	1,517.0
Discontinued operations	2	114.8	-	114.8	160.8	-	160.8
	2	1,642.3	-	1,642.3	1,677.8	-	1,677.8
Cost of sales	3	(1,079.0)	0.7	(1,078.3)	(1,138.5)	(11.2)	(1,149.7)
Gross profit	3	563.3	0.7	564.0	539.3	(11.2)	528.1
Distribution costs	3	(287.1)	11.1	(276.0)	(297.0)	(4.9)	(301.9)
Administrative expenses	3	(108.8)	(16.0)	(124.8)	(112.4)	(43.7)	(156.1)
Other operating income	3	1.9	-	1.9	2.4	-	2.4
Operating profit	4						
Continuing operations	2,3	155.0	(7.3)	147.7	121.4	(56.0)	65.4
Discontinued operations	2,3	14.3	3.1	17.4	10.9	(3.8)	7.1
		169.3	(4.2)	165.1	132.3	(59.8)	72.5
Share of operating profit in associate - continuing		-	-	-	0.1	-	0.1
Continuing operations							
Profit on disposal of fixed assets	5	-	21.7	21.7	-	4.6	4.6
Discontinued operations							
Profit/(loss) on sale of subsidiaries	5,7	-	5.2	5.2	-	(11.3)	(11.3)
Reversal of provision for loss on disposal of businesses to be discontinued	5,7	-	-	-	-	7.9	7.9
		169.3	22.7	192.0	132.4	(58.6)	73.8
Interest receivable and similar income		2.1	-	2.1	1.3	-	1.3
Interest payable and similar charges	8	(111.9)	(4.8)	(116.7)	(110.0)	-	(110.0)
Other financing charge		(1.7)	-	(1.7)	(15.6)	-	(15.6)
Profit/(loss) on ordinary activities before taxation		57.8	17.9	75.7	8.1	(58.6)	(50.5)
Tax (charge)/credit on profit/(loss) on ordinary activities	9	(10.7)	19.0	8.3	(10.7)	5.1	(5.6)
Deferred tax on pension liability	5,9	-	91.7	91.7	-	-	-
Profit/(loss) on ordinary activities after taxation		47.1	128.6	175.7	(2.6)	(53.5)	(56.1)
Equity minority interest		0.1	-	0.1	(0.2)	-	(0.2)
Retained profit/(loss) for the financial year	27	47.2	128.6	175.8	(2.8)	(53.5)	(56.3)

There is no difference between the profit/(loss) on ordinary activities before taxation and the profit/(loss) for the year above and their historical cost equivalents.

The notes on pages 11 to 53 form part of these financial statements.

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Consolidated Statement of Total Recognised Gains and Losses

	Note	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Profit/(loss) for the year		175.8	(56.3)
Actuarial gain recognised on the pension schemes	28	133.4	1.6
Currency translation loss on net foreign currency investments		-	(1.1)
Total recognised gains/(losses) for the year		309.2	(55.8)
Prior year adjustment	1	(1.0)	-
Total gains and losses recognised since prior year accounts		308.2	(55.8)

The notes on pages 11 to 53 form part of these financial statements.

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Consolidated Cash Flow Statement

	Note	Year ended 30 April 2005 £m	£m	Year ended 1 May 2004 £m	£m
Cash inflow from operating activities	10		117.0		176.9
Returns on investment and servicing of finance					
Interest received		2.2		1.1	
Interest paid		(66.5)		(69.8)	
Interest element of finance leases		(0.2)		(0.1)	
Dividend paid to minority interest		(0.2)		(0.4)	
			(64.7)		(69.2)
Taxation					
Tax paid		(8.1)		(3.8)	
Tax received		2.2		2.8	
			(5.9)		(1.0)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(61.0)		(46.1)	
Purchase of intangible fixed asset		(1.5)		-	
Sale of tangible fixed assets		37.0		9.5	
			(25.5)		(36.6)
Acquisitions and disposals					
Sale of subsidiary undertakings		78.7		9.9	
Pension contribution on sale of subsidiary		(10.6)		-	
Net cash balances disposed with subsidiary undertakings		(6.7)		(9.1)	
			61.4		0.8
			82.3		70.9
Financing					
Debt due within one year					
Repayment of secured loan		(29.5)		(45.4)	
Increase in short term borrowings		0.8		-	
Capital element of finance leases		(0.8)		(0.5)	
Debt due after more than one year					
Repayment of secured loan		(173.8)		-	
Increase in long term borrowings		74.5		24.2	
Sale of investment in own shares		-		0.1	
			(128.8)		(21.6)
(Decrease)/increase in cash for the year			(46.5)		49.3

The notes on pages 11 to 53 form part of these financial statements.

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Reconciliation of Net Cash Flow to Movement in Debt

	Note	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
(Decrease)/increase in cash for the year		(46.5)	49.3
Cash flow from change in debt and lease finance		128.8	21.7
Change in net debt resulting from cash flows	11	82.3	71.0
Other non-cash changes			
New finance leases	11	-	(2.0)
Finance leases disposed with subsidiary companies	11	0.1	-
Capitalised compound interest and amortisation of capitalised debt issuance costs	11	(52.8)	(40.4)
Movement in net debt in the year		29.6	28.6
Opening net debt	11	(955.9)	(984.5)
Closing net debt	11	(926.3)	(955.9)

The notes on pages 11 to 53 form part of these financial statements.

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Company Balance Sheet

	Note	At 30 April 2005 Group £m	At 1 May 2004 Group (As restated) £m	At 30 April 2005 Company £m	At 1 May 2004 Company £m
Fixed assets					
Intangible fixed assets	12	465.8	490.2	-	-
Tangible fixed assets	13	426.7	491.6	-	-
Investments	14	0.4	0.5	16.7	16.7
		892.9	982.3	16.7	16.7
Current assets					
Investments	15	5.6	-	-	-
Stock	16	69.6	91.0	-	-
Debtors	17	206.3	197.9	-	-
Cash	18	87.8	134.3	-	-
		369.3	423.2	-	-
Creditors: amounts falling due within one year	19	(303.9)	(409.7)	(0.6)	(0.4)
Net current assets/(liabilities)		65.4	13.5	(0.6)	(0.4)
Total assets less current liabilities		958.3	995.8	16.1	16.3
Creditors: amounts falling due after more than one year	20	(1,000.2)	(1,039.8)	(2.8)	(2.8)
Provisions for liabilities and charges					
Deferred taxation	22	(19.4)	(28.9)	-	-
Other provisions	23	(34.8)	(22.5)	-	-
Net liabilities excluding pension liability		(96.1)	(95.4)	13.3	13.5
Pension liability	28	(215.8)	(525.4)	-	-
Net liabilities including pension liability		(311.9)	(620.8)	13.3	13.5
Capital and reserves					
Called up share capital	26,27	0.2	0.2	0.2	0.2
Share premium account	27	17.2	17.2	17.2	17.2
Own shares	27	(0.1)	-	-	-
Profit and loss account	27	(113.5)	(113.2)	(4.1)	(3.9)
Pension reserve	27	(215.8)	(525.4)	-	-
Equity shareholders' (deficit)/funds		(312.0)	(621.2)	13.3	13.5
Equity minority interest		0.1	0.4	-	-
		(311.9)	(620.8)	13.3	13.5

The notes on pages 11 to 53 form part of these financial statements.

These financial statements were approved by the directors on 29 June 2005, and were signed on their behalf by:

I R McMahon
Director

A J Allner
Director

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Reconciliation of Movements in Shareholders' Funds

	Year ended 30 April 2005 £m	Year ended 1 May 2004 (As restated) £m
Profit/(loss) for the year	175.8	(56.3)
Other recognised gains	133.4	0.5
Net change in shareholders' deficit	309.2	(55.8)
Opening shareholders' deficit as restated (note 27)	(621.2)	(565.4)
Closing shareholders' deficit	(312.0)	(621.2)

The notes on pages 11 to 53 form part of these financial statements.

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Notes to the Financial Statements

1. PRINCIPAL ACCOUNTING POLICIES

Basis of accounting

The financial statements of the group and its subsidiaries are prepared under the historical cost convention, and are prepared in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985. The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied.

The group has adopted one new accounting standard, Urgent Issues Task Force, Abstract 38 (UITF 38) 'Accounting for ESOP Trusts' and performed a review of accounting policies applied.

The impact of adopting this standard and the review of accounting policies has been reflected throughout the financial statements. Prior year comparatives have been restated where appropriate. The impact of these changes is set out below:

Investment in own shares
During the year, the Group adopted Urgent Issues Task Force, Abstract 38 (UITF 38) 'Accounting for ESOP Trusts'. Consequently the investment in the EBT of £0.1m (2004: £nil) is now accounted for as a deduction from shareholders' funds.

Review of accounting policies

During the year a full review of accounting policies was carried out to ensure consistency across the group. As a result of this review, prior year results have been restated as follows:

- Turnover and other operating income have increased by £2.1m and £0.7m respectively. Cost of sales and distribution costs have increased by £14.5m and £53.9m respectively and administrative expenses have reduced by £65.6m. There is no net impact on operating profit.

- Fixed asset cost, fixed asset accumulated depreciation and provisions have increased by £2.7m, £0.7m and £3.6m respectively due to restatement of leasehold property decommissioning provisions.

- Stock has been increased by £0.7m due to restatement of engineering stock.

- Debtors have decreased by £0.1m. Within debtors, trade debtors and prepayments and accrued income have decreased by £0.5m and £0.3m respectively and tax and social security and other debtors have increased by £0.2m and £0.5m respectively.

- Creditors have not changed in total. Within creditors: amounts due within one year, trade creditors have decreased by £74.9m and other tax and social security, other creditors, other loans and accruals and deferred income have increased by £3.4m, £57.4m, £0.1m and £14.0m respectively, mainly due to the reallocation of supplier overrider discounts and goods received not invoiced.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Reallocation of expenses within profit and loss account

The Groups' businesses account for pension costs on a cash basis, with a central adjustment being made to reflect the FRS 17 service cost. This adjustment was previously recorded within administration expenses in the profit and loss account and within Corporate for segmental reporting purposes. This adjustment has now been allocated to the segments and lines within the profit and loss account consistent with where the original pension charge arose. For 2004, the credit of £3.9m was reallocated to cost of sales (£1.9m), distribution expenses (£0.1m) and administrative expenses (£1.9m). Within the segmental reporting, this amount has been reallocated to Cake Brands (£0.9m), Customer Partnerships (£0.4m), Culinary Brands (£0.4m), Bread Bakeries (£1.8m), Discontinued (£0.3m) and Corporate (£0.1m).

Operating exceptional costs and goodwill amortisation of £59.8m, also previously included entirely within administrative expenses, have been reallocated to cost of sales (£11.2m), distribution expenses (£4.9m) and administrative expenses (£43.7m).

Effect of prior year restatements

	Year ended 1 May 2004	Investments in own shares	Review of accounting policies	Reallocation of expenses within profit and loss account	Year ended 1 May 2004 (As restated)
	£m	£m	£m	£m	£m
Turnover	1,675.7	-	2.1	-	1,677.8
Gross profit	549.8	-	(12.4)	(9.3)	528.1
Distribution costs	(243.2)	-	(53.9)	(4.8)	(301.9)
Administrative expenses	(235.8)	-	65.6	14.1	(156.1)
Other operating income	1.7	-	0.7	-	2.4
Operating profit	72.5	-	-	-	72.5
Loss for the financial year	(56.3)	-	-	-	(56.3)
Tangible fixed assets	489.6	-	2.0	-	491.6
Stock	90.3	-	0.7	-	91.0
Debtors	198.0	-	(0.1)	-	197.9
Creditors: amounts falling due within one year	(409.7)	-	-	-	(409.7)
Other provisions	(18.9)	-	(3.6)	-	(22.5)
Net liabilities including pension liability	(619.8)	-	(1.0)	-	(620.8)

1. **PRINCIPAL ACCOUNTING POLICIES (continued)**

Basis of consolidation

The consolidated accounts incorporate the accounts of the company and all group undertakings, together with the group's share of the net assets and results of associated undertakings. These are adjusted, where appropriate, to conform to group accounting policies. Acquisitions are accounted for under the acquisition method. The results of companies acquired or disposed of are included in the profit and loss account after, or up to the date that control passes respectively.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associated undertakings

Associated undertakings are those in which the group has a participating interest and over which it exerts significant influence. The group's share of the results of associated undertakings is included in the consolidated Profit and Loss Account and its interest in their net assets is included in investments in the consolidated balance sheet under the equity method of accounting.

Comparative amounts

The accounts are for the fifty-two weeks ended 30 April 2005. In 2004, the accounts were for the fifty-two weeks ended 1 May 2004.

Segmental reporting

A business segment is a distinguishable component of the group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Segment reporting reflects the internal management structure and the way the businesses are managed.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Turnover

Turnover is the value of sales, excluding transactions with or between wholly-owned subsidiaries, after deduction of overrider and other sales related discounts, value added tax and other taxes directly attributable to turnover. Sales are recognised upon despatch of goods shipped or upon receipt of confirmation that services provided have been accepted by the customer, where collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs.

Overrider and other sales related discount reserves are calculated based on the expected amounts necessary to meet claims by the Group's customers in respect of these discounts and rebates on an accruals basis.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is capitalised. Amortisation is charged so as to write off the cost of assets over periods not exceeding 20 years, in line with the directors' view of their useful economic lives.

Brands

The directors have assigned values to acquired brands based on external valuations performed at the date of purchase where title is clear, brand earnings are separately identifiable, the brand could be sold separately from the rest of the business and where the brand achieves earnings in excess of those achieved by unbranded products. The acquired value of brands is not amortised as the directors consider that these brands have an indefinite life, and is not written down unless there is permanent impairment in value below cost. Annual results reflect significant direct and indirect expenditure incurred in maintaining the value of brands. Licensed brands are not capitalised.

The carrying value of acquired brands is reviewed annually by the directors to determine whether there has been any permanent impairment in their values, any such reductions being charged to the Profit and Loss Account. The impairment review involves a comparison of the book amount with the higher of the net realisable value and the value in use. The value in use is measured with reference to cash flows based on future revenue and margin projections discounted at an appropriate rate based on relevant brand strengths.

Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value on a straight line basis, over the useful economic life of that asset as follows:

Computer software and equipment	Three to seven years
Motor vehicles	Two to six years
Plant and machinery	Two to twenty years
Fixtures and fittings	Two to fifteen years
Short leasehold land and buildings	Length of lease
Freehold buildings and long leasehold land and buildings	Ten to fifty years

Freehold land is not depreciated. Interest on borrowings used to finance the purchase of fixed assets is not capitalised and is instead taken to the Profit and Loss Account.

Assets in the course of construction are depreciated when they have been commissioned and brought into operational use.

Asset Impairment

Intangible and tangible assets are subject to review for impairment in accordance with FRS 11 'Impairment of Fixed Assets and Goodwill'. Impairment reviews are conducted when an event that might indicated a reduction in asset values has occurred. An impairment loss is recognised in the profit and loss account to the extent that the carrying value cannot be recovered either by selling the asset or by use in the business, measured using the discounted future earnings from operating the assets.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Research and development

Expenditure on research and development is written off to the Profit and Loss Account in the year in which it is incurred.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the Profit and Loss Account in equal instalments over the anticipated lives of the assets to which the grants relate.

Stocks and work in progress

Stocks are stated at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items. Cost includes an appropriate proportion of production overheads.

Work in progress is stated on the basis of direct costs plus attributable overheads based on normal levels of activity. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress.

Current Asset Investments

Current asset investments classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Current asset investments are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probably and the asset or disposal group is available for immediate sale in its present condition and expected to be sold within one year.

Taxation

The tax charge or credit is based upon the result for the period and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes.

Deferred tax

Provision is made for deferred taxation using the full provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is not recognised.

Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Deferred tax (continued)

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is deemed more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Pension and post retirement benefits

In the United Kingdom and Eire, the group operates defined benefit schemes funded by both employer and employee contributions. The cost of providing future benefits are assessed annually by an independent, qualified actuary.

Liabilities are calculated on an actuarial basis using the projected unit method.

Full actuarial valuations are performed every three years. The most recent actuarial valuations are reviewed at each balance sheet date and the fair value of the schemes' assets and the financial assumptions of the valuations updated to reflect the current conditions.

The regular service cost of providing retirement benefits to employees during the year, together with the cost of any benefits relating to past service is charged to operating profit in the year.

A credit representing the expected return on the assets of the retirement benefit schemes during the year, based on the market value of the assets of the schemes at the start of the financial year, is included in the profit and loss account under 'Other financing (charges)/income'. A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year, arising from the liabilities of the schemes being one year closer to payment, is also included in the profit and loss account under 'Other financing (charges)/income'.

The difference between the market value of assets and the present value of accrued pension liabilities is shown as a liability in the balance sheet.

Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.

Group companies outside the UK and EIRE operate defined benefit plans where full provision is made for liabilities as calculated in accordance with actuarial advice and FRS 17.

Restructuring provisions

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties.

Finance lease agreements

Where the company enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated in accordance with the above depreciation policies. Future instalments payable under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the Profit and Loss Account on a straight line basis, and the capital element which reduces the outstanding obligation for future instalments.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Operating lease agreements

Rentals applicable to operating leases are charged against profits on a straight-line basis over the period of the lease. Lease incentives are recognised over the period to the first lease break date.

Operating lease income is accounted for on a straight-line basis with any rental increases recognised during the period to which they relate.

Treasury policies and management

The financing and liquidity of the group is managed through a central treasury function, which provides a service to subsidiaries. The group's treasury policies are designed to ensure that adequate financial resources are available for the development of the group's businesses, whilst managing currency, key commodity and interest rate risks.

Cash

Cash includes cash in hand, deposits held at call with banks and bank overdrafts which are included within the group offset arrangement.

Derivatives and financial instruments

The group uses derivative financial instruments to manage its exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates. Derivative instruments used by the group include interest rate swaps, forward currency contracts, forward purchase agreements, futures contracts and currency options. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract. Forward currency contracts, forward purchase agreements, futures contracts and currency options are accounted for as hedges, with the instruments' impact on profit deferred until the underlying transaction is recognised in the Profit and Loss Account.

When a financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the instrument will thereafter be marked to its fair value and any loss accounted for in the financial statements.

Financial risk management

Treasury systems and controls have been implemented to ensure compliance with the group's financing arrangements. Liquidity risk is managed by a combination of medium and short-term cash forecasting processes. These processes are designed to ensure that the group is able to operate within the credit facilities available.

Issue costs

Issue costs incurred directly in connection with the issue of debt are capitalised in the balance sheet, reducing the initial carrying value of debt. These costs are released to the Profit and Loss Account over the term of the debt at a constant rate on the carrying amount.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

Foreign currencies

Except where rates of exchange are fixed under contractual arrangements, transactions in foreign currency are translated into sterling at the rates of exchange ruling at the date of the transaction and assets and liabilities are translated at the rates of exchange ruling at the year-end. These exchange differences are taken to the Profit and Loss Account.

The results of overseas subsidiary undertakings are translated at the average rate for the period. The assets and liabilities of such undertakings are translated at the period end exchange rates. Any resulting differences are taken to reserves and reported in the Statement of Total Recognised Gains and Losses.

Principal rate of exchange

Euro / £

	2003	2004	2005
Year end rate	1.74120	1.47929	1.47940
Average rate	1.56577	1.44261	1.46376

Investment in own shares

Investment in own shares, held through the RHM Group Employee's Benefit Trust, are deducted from shareholders' funds in accordance with UITF Abstract 38.

2. SEGMENTAL ANALYSIS

The group's business segments have been redefined into those disclosed below following the disposal of the Golden West Foods Group and to reflect management information. This is to provide a better understanding of the Group's business and as a result a better indication of past and future performance. For management purposes, the group is organised into three operating divisions – Bread Bakeries, the Culinary Brands division and the Cake and Customer Partnerships division. The Cake and Customer Partnerships division consists of two segments: Cake Brands and Customer Partnerships. These four segments are the basis on which the group reports its primary segment information.

Bread Bakeries
RHM's Bread Bakeries division is the largest baker and largest flour miller in the U.K., based on volumes, with a comprehensive brand and product portfolio. It is a vertically integrated manufacturer and distributor of wrapped bread and morning goods marketed under the "Hovis", "Granary", "Mother's Pride" and "Nimble" leading brand names. The division also manufactures and distributes bulk and bagged flour and frozen part-baked products for subsequent bake-off by retailers. Bread Bakeries' U.K. nationwide network of flour mills provides a cost-effective and secure source of the main ingredient in bread and other bakery products.

Culinary Brands
RHM's Culinary Brands division manufactures, markets and distributes a range of leading branded grocery products in the U.K. The division's product portfolio consists of well-known U.K. brands with a strong British heritage, including "Bisto" gravy, "Sharwood's" Asian sauces and accompaniments, "Robertson's" and "Frank Cooper" preserves and "Golden Shred" marmalade, "Atora" suet, the "McDougall's" range of home baking products, "Paxo" stuffing mixes and "Saxa" salt.

Cake Brands
RHM's Cake Brands division is the leading manufacturer of cakes in the U.K., primarily marketed under the "Mr. Kipling", "Cadbury's" and "Lyons" brands.

Customer Partnerships
RHM's Customer Partnerships division is responsible for RHM's strategic relationships with Marks & Spencer and Pizza Hut and for managing certain of RHM's specialist distribution channels, including supplying supermarket chains with frozen pies, ready meals and desserts and distributing the full range of RHM's branded products into the Irish market.

Corporate
Corporate relates to costs incurred or credits received which are not specifically associated with the defined business segments.

Discontinued Operations
Discontinued Operations relates to the operations of the Golden West Foods Group (note 7), Hayden's Bakeries Limited, Pasta Foods Limited, Three Cooks Limited, The Enjoy Organic Company Limited and Foxhill Foods, a division of RF Brookes Limited.

2. SEGMENTAL ANALYSIS (continued)

Year ended 30 April 2005	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer partnerships*	Cake and Customer Partner-ships	Corporate	Total continuing operations	Dis-continued operations	Total
	£m	£m	*£m*	*£m*	£m	£m	£m	£m	£m
Turnover									
Total sales	788.3	274.8	*270.2*	*252.9*	523.1	0.1	1,586.3	115.7	1,702.0
Inter-segment sales	(33.4)	(8.7)	*(6.2)*	*(10.4)*	(16.6)	(0.1)	(58.8)	(0.9)	(59.7)
Sales to third parties	754.9	266.1	*264.0*	*242.5*	506.5	-	1,527.5	114.8	1,642.3
Operating profit/(loss) before exceptional items and goodwill amortisation	62.7	64.4	*18.2*	*23.3*	41.5	(13.6)	155.0	14.3	169.3
Exceptional items	18.2	1.0	*(14.2)*	*4.0*	(10.2)	(7.0)	2.0	4.1	6.1
Goodwill amortisation	(1.8)	(2.2)	*(3.7)*	*(1.6)*	(5.3)	-	(9.3)	(1.0)	(10.3)
Operating profit/(loss)	79.1	63.2	*0.3*	*25.7*	26.0	(20.6)	147.7	17.4	165.1
Share of operating profit in associate									-
Profit on disposal of fixed assets									21.7
Profit on sale of subsidiary undertakings									5.2
Profit before interest and tax									192.0
Net interest									(116.3)
Profit before tax									75.7
Operating net assets/(liabilities)	345.9	274.7	*160.6*	*101.4*	262.0	(19.2)	863.4	(0.3)	863.1
Pension liability	(132.2)	(26.7)	*(38.7)*	*(13.0)*	(51.7)	(5.2)	(215.8)	-	(215.8)
Operating net assets/(liabilities) after pension liability	213.7	248.0	*121.9*	*88.4*	210.3	(24.4)	647.6	(0.3)	647.3
Investments									0.4
Cash									87.8
Other debtors and creditors									(16.6)
Deferred tax									(19.4)
Bank and other loans									(1,011.4)
Net liabilities									(311.9)

RHM GROUP ONE LIMITED
Year ended 30 April 2005
Notes to the Financial Statements (continued)

2. SEGMENTAL ANALYSIS (continued)

Year ended 1 May 2004	Bread Bakeries	Culinary Brands	*Cake Brands*	*Customer partnerships*	Cake and Customer Partner-ships	Corporate	Total continuing operations	Dis-continued operations	Total (As restated)
	£m	£m	*£m*	*£m*	£m	£m	£m	£m	£m
Turnover									
Total sales	774.2	270.5	*278.2*	*254.5*	532.7	0.4	1,577.8	161.7	1,739.5
Inter-segment sales	(34.4)	(8.4)	*(6.9)*	*(10.8)*	(17.7)	(0.3)	(60.8)	(0.9)	(61.7)
Sales to third parties	739.8	262.1	*271.3*	*243.7*	515.0	0.1	1,517.0	160.8	1,677.8
Operating profit/(loss)before exceptional items and goodwill amortisation	45.0	55.4	*15.4*	*19.0*	34.4	(13.4)	121.4	10.9	132.3
Exceptional items	(23.7)	(0.6)	*(1.9)*	*(1.8)*	(3.7)	(18.6)	(46.6)	(2.8)	(49.4)
Goodwill amortisation	(1.9)	(2.2)	*(3.7)*	*(1.6)*	(5.3)	-	(9.4)	(1.0)	(10.4)
Operating profit/(loss)	19.4	52.6	*9.8*	*15.6*	25.4	(32.0)	65.4	7.1	72.5
Share of operating profit in associate									0.1
Profit on disposal of fixed assets									4.6
Loss on sale of subsidiary undertakings									(11.3)
Reversal of provision for loss on disposal of businesses to be discontinued									7.9
Profit before interest and tax									73.8
Net interest									(124.3)
Loss before tax									(50.5)
Operating net assets	299.5	259.1	*160.8*	*103.9*	264.7	38.0	861.3	47.7	909.0
Pension liability	(318.5)	(64.8)	*(93.7)*	*(23.2)*	(116.9)	(12.6)	(512.8)	(12.6)	(525.4)
Operating net (liabilities)/assets after pension liability	(19.0)	194.3	*67.1*	*80.7*	147.8	25.4	348.5	35.1	383.6
Investments									0.5
Cash									134.3
Other debtors and creditors									(23.7)
Deferred tax									(28.9)
Bank and other loans									(1,086.6)
Net liabilities									(620.8)

2. SEGMENTAL ANALYSIS (continued)

Year ended 30 April 2005	Continuing operations United Kingdom £m	Continuing operations Rest of Europe £m	Continuing operations Total £m	Discontinued operations United Kingdom £m	Discontinued operations Rest of Europe £m	Discontinued operations Total £m	Total £m
Turnover by origin							
Total sales	1,421.6	131.2	1,552.8	106.1	9.8	115.9	1,668.7
Inter-segment sales	(24.1)	(1.2)	(25.3)	(0.9)	(0.2)	(1.1)	(26.4)
Sales to third parties	1,397.5	130.0	1,527.5	105.2	9.6	114.8	1,642.3
Turnover by destination							
Sales to third parties	1,399.9	127.6	1,527.5	98.1	16.7	114.8	1,642.3
Operating profit before exceptional items and goodwill amortisation	146.4	8.6	155.0	13.0	1.3	14.3	169.3
Exceptional items	3.1	(1.1)	2.0	4.1	-	4.1	6.1
Goodwill amortisation	(7.7)	(1.6)	(9.3)	(1.0)	-	(1.0)	(10.3)
Operating profit	141.8	5.9	147.7	16.1	1.3	17.4	165.1
Share of operating profit in associate							-
Profit on disposal of fixed assets							21.7
Profit on sale of subsidiary undertakings							5.2
Profit before interest and tax							192.0
Net interest							(116.3)
Profit before tax							75.7
Operating net assets/(liabilities) after pension liability	619.0	28.6	647.6	(0.3)	-	(0.3)	647.3

2. SEGMENTAL ANALYSIS (continued)

Year ended 1 May 2004	Continuing operations			Discontinued operations			Total (As restated)
	United Kingdom £m	Rest of Europe £m	Total £m	United Kingdom £m	Rest of Europe £m	Total £m	£m
Turnover by origin							
Total sales	1,416.0	128.5	1,544.5	151.1	11.1	162.2	1,706.7
Inter-segment sales	(25.7)	(1.8)	(27.5)	(1.0)	(0.4)	(1.4)	(28.9)
Sales to third parties	1,390.3	126.7	1,517.0	150.1	10.7	160.8	1,677.8
Turnover by destination							
Sales to third parties	1,384.9	132.1	1,517.0	134.7	26.1	160.8	1,677.8
Operating profit before exceptional items and goodwill amortisation	114.2	7.2	121.4	9.8	1.1	10.9	132.3
Exceptional items	(46.3)	(0.3)	(46.6)	(2.8)	-	(2.8)	(49.4)
Goodwill amortisation	(7.8)	(1.6)	(9.4)	(1.0)	-	(1.0)	(10.4)
Operating profit	60.1	5.3	65.4	6.0	1.1	7.1	72.5
Share of operating profit in associate							0.1
Profit on disposal of fixed assets							4.6
Loss on sale of subsidiary undertakings							(11.3)
Reversal of provision for loss on disposal of businesses to be discontinued							7.9
Profit before interest and tax							73.8
Net interest							(124.3)
Loss before tax							(50.5)
Operating net assets after pension liability	311.4	37.1	348.5	29.1	6.0	35.1	383.6

3. COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS, ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME

Year ended 30 April 2005	Continuing £m	Discontinued £m	Total £m
Cost of Sales	*(990.9)*	*(88.1)*	*(1,079.0)*
Cost of Sales operating exceptional items (note 5)	*(1.4)*	*2.1*	*0.7*
Cost of sales	(992.3)	(86.0)	(1,078.3)
Gross profit	535.2	28.8	564.0
Net operating expenses			
Distribution expenses	*(284.6)*	*(2.5)*	*(287.1)*
Distribution operating exceptional items (note 5)	*9.7*	*1.4*	*11.1*
Distribution costs	(274.9)	(1.1)	(276.0)
Administrative expenses	*(98.9)*	*(9.9)*	*(108.8)*
Administration operating exceptional items and goodwill amortisation (note 5)	*(15.6)*	*(0.4)*	*(16.0)*
Total administrative expenses	(114.5)	(10.3)	(124.8)
Other operating income	1.9	-	1.9
	(387.5)	(11.4)	(398.9)
Operating profit	147.7	17.4	165.1

Year ended 1 May 2004	Continuing (As restated) £m	Discontinued (As restated) £m	Total (As restated) £m
Cost of Sales	*(1,018.5)*	*(120.0)*	*(1,138.5)*
Cost of Sales operating exceptional items (note 5)	*(8.5)*	*(2.7)*	*(11.2)*
Cost of sales	(1,027.0)	(122.7)	(1,149.7)
Gross profit	490.0	38.1	528.1
Net operating expenses			
Distribution expenses	*(279.2)*	*(17.8)*	*(297.0)*
Distribution operating exceptional items (note 5)	*(4.9)*	-	*(4.9)*
Distribution costs	(284.1)	(17.8)	(301.9)
Administrative expenses	*(100.3)*	*(12.1)*	*(112.4)*
Administration operating exceptional items and goodwill amortisation (note 5)	*(42.6)*	*(1.1)*	*(43.7)*
Total administrative expenses	(142.9)	(13.2)	(156.1)
Other operating income	2.4	-	2.4
	(424.6)	(31.0)	(455.6)
Operating profit	65.4	7.1	72.5

4. OPERATING PROFIT

Operating profit is stated after charging/(crediting):

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Staff costs (note 6)	463.8	467.3
Amortisation of goodwill excluding exceptional impairment (note 12)	10.3	10.4
Depreciation of tangible fixed assets excluding exceptional impairments (note 13)		
- Owned assets	58.0	62.1
- Finance leases	1.2	1.3
- Impairment excluding exceptional costs	-	0.2
Loss on disposal of fixed assets excluding exceptional losses	0.7	0.3
Amortisation of government grants – capital	(0.9)	(0.5)
Operating lease costs		
- Land and buildings	14.9	16.8
- Plant and machinery	8.9	8.7
Research and development expenditure	3.3	3.4
Operating exceptional items (note 5)	6.1	(49.4)
Net loss on foreign currency translation	0.1	0.2

Services provided by the auditor and its network firms

During the year the group (including its overseas subsidiaries) obtained the following services from the group's auditor at costs detailed below:

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Audit services		
Statutory audit	1.5	1.3
IFRS audit including project support	0.6	-
	2.1	1.3
Further assurance services		
IPO related services[1]		
Reporting accountants	1.6	-
Other advice and support	0.2	-
Tax services		
Compliance services	0.1	0.2
Advisory services	0.2	-
Other services		
Advisory work for Group restructuring and change management	0.9	0.2
Corporate finance support	1.3	0.1
Capital structure advisory	0.8	0.8
Actuarial consulting support	1.4	0.1
Other services not covered above	0.1	0.2
	6.6	1.6
Total service fees	8.7	2.9

1) Not charged in arising at the profit for the year. To be deducted from IPO proceeds.

5. EXCEPTIONAL ITEMS AND GOODWILL AMORTISATION

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Operating exceptional items:		
- Rationalisation and redundancy	(33.0)	(16.8)
- Impairment of tangible fixed assets	(6.0)	(9.8)
- Goodwill and brand impairment (note 12)	-	(20.8)
- Professional fees in support of group reorganisation	(6.2)	(1.5)
- Settlement of insurance claim	-	2.4
- Onerous leases	0.2	(2.9)
	(45.0)	(49.4)
Pension review	51.1	-
	6.1	(49.4)
Goodwill amortisation	(10.3)	(10.4)
Goodwill amortisation and operating exceptional items	(4.2)	(59.8)
Non-operating exceptional items:		
- Profit on disposal of fixed assets	21.7	4.6
- Profit/(loss) on sale of subsidiaries (note 7)	5.2	(11.3)
- Reversal of provision for loss on sale of subsidiaries	-	7.9
Acceleration of amortisation of capitalised debt issuance costs	(4.8)	-
	17.9	(58.6)
Tax impact of the items above	19.0	5.1
Deferred tax asset on pension liability (note 28)	91.7	-
Total exceptional items and goodwill amortisation	128.6	(53.5)

Rationalisation and redundancy costs principally resulted from the implementation of a range of one off cost reduction initiatives.

Pension review income principally relates to the gain on the curtailment due to benefit change of the pension scheme £53.7m (note 28) offset by the cost of performing the review of £2.6m.

6. DIRECTORS AND EMPLOYEES

Directors' emoluments

The information below excludes Ms J Vazanova, Mr K J Terry, Mr J J M Leahy and Mr R P Hanson, who were employed by Doughty Hanson & Co Ltd (note 33). No part of their remuneration was specifically attributable to their services to the group. *In the year ended 30 April 2005 three directors (2004 and 2003: three) received* emoluments in respect of work performed for the group. The aggregate emoluments of the directors were as follows:

	Year ended 30 April 2005 £000	Year ended 1 May 2004 £000
Aggregate emoluments	1,704	845
Compensation for loss of office	241	-
	1,945	845

Two directors (2004: two) have retirement benefits accruing under the group's defined benefit plan.

Highest paid director

The above amounts for remuneration include the following in respect of the highest paid director:

	Year ended 30 April 2005 £'000	Year ended 1 May 2004 £'000
Emoluments	1,027	504
	1,027	504

The accrued pension entitlement under the group's defined benefit scheme of the highest paid director at 30 April 2005 was £9,093 (2004: £5,383).

Included in emoluments are benefits in kind which comprise the provision of a company car, fuel, medical and life insurance and relocation costs.

No director waived emoluments in respect of the years ended 30 April 2005 or 1 May 2004.

Benefits from the RHM Pension Scheme in respect of I R McMahon and M J Schurch are subject to the statutory earnings cap. In the case of M J Schurch, the company has given a promise that his pension and death benefits shall be as if the limit does not apply. The company is responsible for pension and death benefits in excess of those payable from the Scheme.

6. DIRECTORS AND EMPLOYEES (continued)

Employee information

The average monthly number of staff, including directors, employed by the group during the financial period amounted to:

	Year ended 30 April 2005 Number	Year ended 1 May 2004 (As restated) Number
Bread Bakeries	8,255	8,543
Culinary Brands	1,330	1,391
Cake Brands	3,987	4,023
Customer Partnerships	2,454	2,708
Corporate	161	147
Discontinued	1,228	1,741
	17,415	18,553

The aggregate payroll costs of the above were:

	Year ended 30 April 2005 £m	Year ended 1 May 2004 (As restated) £m
Wages and salaries	400.8	393.8
Social security costs	40.0	39.4
Other pension costs (note 28)	23.0	34.1
	463.8	467.3

7. DISPOSALS

Profit/(loss) on sale of subsidiaries

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Cash proceeds	78.7	10.3
Net assets sold	(57.9)	(21.6)
Goodwill	(15.6)	-
Profit/(loss) on disposal	5.2	(11.3)
Reversal of provision for loss on disposal of businesses to be discontinued	-	7.9
	5.2	(3.4)

During the year, the group disposed of TGP 182 Ltd and its subsidiaries (Golden West Foods Ltd, Golden West Foods NV, STI (UK) Limited, Glassflat Ltd and Heligold SL), known as the Golden West Foods Group, together with RHM Property Company One Ltd, which owned certain assets used by the Golden West Foods Group companies. Heligold SL was sold on 10 March 2005 (loss on disposal £0.6m) and the remainder of the companies on 23 April 2005 (profit on disposal £5.8m).

Heligold SL was a 70% owned subsidiary and STI (UK) Limited a 97% owned subsidiary. All other companies sold were wholly owned subsidiaries.

8. INTEREST PAYABLE AND SIMILAR CHARGES

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Interest payable on bank borrowing	12.9	10.0
Finance leases	0.2	0.3
Amortisation of capitalised debt issuance costs	9.5	2.1
Secured loan note interest	51.2	58.5
Unsecured subordinated loan note interest	42.8	38.7
Other	0.1	0.4
	116.7	110.0

The interest payable on Secured and Unsecured Loan Notes relates to sources of finance described in note 20.

. TAX CHARGE/(CREDIT) ON PROFT/(LOSS) ON ORDINARY ACTIVITIES

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Current tax:		
UK Corporation tax based on the results for the period at 30% (2004 and 2003: 30%)	1.2	3.9
Double tax relief	-	-
Adjustments in respect of prior periods	-	(0.1)
UK corporation tax liability	1.2	3.8
Foreign tax	1.7	1.5
Total current tax	2.9	5.3
Deferred tax:		
Origination and reversal of timing differences (note 22)	(11.2)	0.3
Recognition of pension deficit deferred tax asset (note 28)	(91.7)	-
Total deferred tax	(102.9)	0.3
Tax (credit)/charge on loss on ordinary activities	(100.0)	5.6

There is a net tax credit of £4.5m (2004: £nil) on non-operating exceptional items consisting of the profit/(loss) on disposal of fixed assets, and the sale of subsidiaries and related disposal provisions.

9. TAX CHARGE/(CREDIT) ON PROFT/(LOSS) ON ORDINARY ACTIVITIES (continued)

The tax for the year varies from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Year ended 30 April 2005 £m	Year ended 1 May 2004 (As restated) £m
Profit/(loss) on ordinary activities before tax	75.7	(50.5)
Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	22.7	(15.1)
Effects of:		
Expenses not deductible for corporation tax purposes	1.2	2.3
Non-deductible financing costs	0.7	8.3
Amortisation of goodwill, depreciation on non-qualifying property and brand impairment	3.5	9.4
Reversal of provision for loss on disposal of businesses to be discontinued	-	(2.4)
Non taxable (gains)/losses on sale of investments	(7.0)	3.4
Depreciation in excess of capital allowances for the year	8.8	0.9
Other provision movements	2.4	(0.1)
Adjustments in respect of foreign tax rates	(0.5)	(0.2)
Adjustments to tax in respect of prior periods	-	(0.1)
Non-taxable gains on disposal of fixed assets	(5.6)	-
Non-taxable pension adjustment and pension curtailment	(23.3)	(1.1)
Total current tax	2.9	5.3

10. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Operating profit	165.1	72.5
Net pension charge less contributions	(78.5)	(3.9)
Depreciation charge and fixed asset impairment	63.6	73.4
Loss on disposal of fixed assets	0.7	0.3
Goodwill amortisation	10.3	10.4
Goodwill and brand impairment	-	20.8
Decrease in stocks	8.5	0.9
(Increase)/decrease in debtors	(24.5)	17.5
Decrease in creditors	(40.6)	(20.5)
Increase in provisions	12.4	5.5
Net cash inflow from operating activities	117.0	176.9

During the year operating cash flows included outflows of £20.8m (2004: £17.7m) relating to operating exceptional items, of which £13.5m related to rationalisation and redundancy, £5.0m to professional fees and £2.3m to the pension review.

11. ANALYSIS OF NET DEBT

	Cash at bank £m	Debt due after one year £m	Debt due within one year £m	Finance leases £m	Total £m
At 2 May 2004	134.3	(1,029.0)	(57.6)	(3.6)	(955.9)
Cash flow	(46.5)	99.3	28.7	0.8	82.3
Other non-cash changes	-	(61.1)	8.3	-	(52.8)
Disposed of with subsidiaries	-	-	-	0.1	0.1
At 30 April 2005	87.8	(990.8)	(20.6)	(2.7)	(926.3)

12. INTANGIBLE FIXED ASSETS

Group	Goodwill £m	Brands £m	Total £m
Cost			
At 2 May 2004	214.7	340.9	555.6
Additions	-	1.5	1.5
Disposals (note 7)	(20.3)	-	(20.3)
At 30 April 2005	194.4	342.4	536.8
Amortisation/Impairments			
At 2 May 2004	47.9	17.5	65.4
Charge for the year	10.3	-	10.3
Disposals (note 7)	(4.7)	-	(4.7)
At 30 April 2005	53.5	17.5	71.0
Net book value			
At 30 April 2005	140.9	324.9	465.8
At 1 May 2004	166.8	323.4	490.2

Brand additions for the year ended 30 April 2005 relate to the purchase of the rights of the 'Frank Cooper' brand within the foodservice market.

During the year ended 1 May 2004 an impairment review was carried out on the Group's goodwill and brands resulting in impairment charges of £3.3m and £17.5m respectively.

The discount rates used in the calculation of value in use for the impairment reviews were 10.7% for goodwill and 9.1% to 20.1% for brands. The basis for the goodwill discount rate is a pre-tax cost of capital for the group, and for brands it is the specific risk profile of the brands.

Company

The Company has no intangible fixed assets.

13. TANGIBLE FIXED ASSETS

Group	Freehold and leasehold property £m	Plant and machinery £m	Total £m
Cost			
At 2 May 2004 (As restated)	334.0	877.7	1,211.7
Foreign exchange movements	-	0.1	0.1
Additions	19.0	43.8	62.8
Reclassification to current asset investments	(7.4)	(0.1)	(7.5)
Assets disposed of with subsidiaries	(28.5)	(62.4)	(90.9)
Disposals	(23.4)	(43.9)	(67.3)
At 30 April 2005	293.7	815.2	1,108.9
Depreciation			
At 2 May 2004 (As restated)	97.6	622.5	720.1
Foreign exchange movements	-	0.1	0.1
Charge for the year	8.9	50.3	59.2
Reclassification to current asset investments	(1.8)	(0.1)	(1.9)
Assets disposed of with subsidiaries	(3.2)	(48.2)	(51.4)
Impairment	1.1	6.3	7.4
Disposals	(9.0)	(42.3)	(51.3)
At 30 April 2005	93.6	588.6	682.2
Net book value			
At 30 April 2005	200.1	226.6	426.7
At 1 May 2004 (As restated)	236.4	255.2	491.6

Finance lease agreements

Included within the net book value of £426.7m is £11.4m (2004: £12.8m) relating to assets held under finance lease agreements. The depreciation charged in the year in respect of such assets amounted to £1.2m (2004: £1.3m).

Freehold and leasehold property

The net book value of freehold and leasehold property includes £153.7m (2004: £190.9m) in respect of freehold land and buildings, £12.2m (2004: £12.3m) in respect of long leasehold land and buildings and £34.2m (2004: £33.2m) in respect of short leasehold land and buildings.

Freehold land amounting to £43.1m (2004: £54.5m) is not depreciated. Total fixed assets include assets under construction of £16.9m (2004: £16.2m) which are also not depreciated.

Charges upon assets

Charges have been made over certain assets held by the group as part of the group financing arrangements disclosed in note 20.

Company

The Company has no tangible fixed assets.

14. INVESTMENTS

Group	At 30 April 2005 £m	At 1 May 2004 (As restated) £m
Associate:		
Opening balance	0.5	0.4
Share of associate's (loss)/profit	(0.1)	0.1
Closing balance	0.4	0.5

Company

Opening and closing investments	16.7	16.7

Details of subsidiary and associate companies have been disclosed in note 34.

15. CURRENT ASSET INVESTMENTS

Group	At 30 April 2005 £m	At 1 May 2004 £m
Assets held for resale	5.6	-
	5.6	-

Company

The Company has no current asset investments.

16. STOCK

Group	At 30 April 2005 £m	At 1 May 2004 (As restated) £m
Raw materials	38.4	44.3
Work in progress	0.9	1.0
Finished goods	30.3	45.7
	69.6	91.0

Company

The Company has no stock.

17. DEBTORS

Group	At 30 April 2005 £m	At 1 May 2004 (As restated) £m
Trade debtors	179.9	164.9
Corporation tax	-	-
Tax and social security	12.0	14.6
Other debtors	6.3	5.3
Prepayments and accrued income	8.1	13.1
	206.3	197.9

Debtors for the group include the following amounts falling due after more than one year:

Group	At 30 April 2005 £m	At 1 May 2004 £m
Other debtors	0.9	1.1
Prepayments and accrued income	-	0.1
	0.9	1.2

Company

The Company has no debtors.

18. CASH

As at 1 May 2004 included within cash of £134.3m was an amount of £23.0m held by the group's solicitors in an interest bearing client account. The amount held was subject to irrevocable instructions on the use of the funds. The funds were used to repay £23m of the secured loan notes disclosed in notes 19 and 20 to the accounts on 28 August 2004.

19. CREDITORS: amounts falling due within one year

Group	At 30 April 2005 £m	At 1 May 2004 (As restated) £m
Bank loans (secured)	5.3	11.6
Other loans	15.3	46.0
Trade creditors	112.0	146.0
Bills of exchange payable	3.4	4.0
Finance leases	0.6	0.8
Corporation tax	2.1	6.4
Other tax and social security	15.1	19.0
Other creditors	61.0	91.4
Accruals and deferred income	89.1	84.5
	303.9	409.7

19. CREDITORS: amounts falling due within one year (Continued)

Company	At 30 April 2005 £m	At 1 May 2004 (As restated) £m
Overdraft	0.5	0.4
Other creditors	0.1	-
	0.6	0.4

20. CREDITORS: amounts falling due after more than one year

Group	At 30 April 2005 £m	At 1 May 2004 £m
Bank loans (secured)	91.8	92.8
Other loans	899.0	936.2
Finance leases	2.1	2.8
Other creditors	0.3	0.3
Accruals and deferred income	7.0	7.7
	1,000.2	1,039.8
Company		
Amount owing to Group undertakings	2.8	2.8

Maturity of loans

	At 30 April 2005		At 1 May 2004	
	Bank loans £m	Other loans £m	Bank loans £m	Other loans £m
Amount falling due:				
Between 1 and 2 years	7.1	12.6	12.3	19.0
Between 2 and 5 years	29.4	45.6	72.0	51.9
Over 5 years	55.3	840.8	8.5	865.3
Total	91.8	899.0	92.8	936.2

20. CREDITORS: amounts falling due after more than one year (Continued)

Bank and other loans

	At 30 April 2005			At 1 May 2004		
	Term	Interest rate	Principal	Term	Interest rate	Principal
			£m			£m
Description						
Unsecured Subordinated Loan Notes	2014	10.00%	457.4	2011	10.00%	414.8
Senior Credit Agreement	2011 to 2013	7.25% to 8.25%	97.1	2007 to 2009	6.03% to 7.53%	80.6
Revolving Credit Facility*	2011	-	-	2007	-	-
Secured Loan Notes	2011 to 2020	8.80% to 11.50%	456.2	2011 to 2020	7.32% to 11.50%	566.5
Other Loans	2005 to 2014	Interest free	0.7	2005 to 2014	Interest free to 5.69%	24.7
Revolving Credit Facility**	2022	-	-	2022	-	-
			1,011.4			1,086.6

* The total facility at 30 April 2005 was £30m (2004: £30m). Commitment fees on the undrawn portion are payable at a rate of 0.75% (2004: 0.75%).
** The total facility at 30 April 2005 was £95m (2004: £95m). Commitment fees on the undrawn portion are payable at a rate of 0.875% (2004: 0.875%). The facility available to be drawn upon is reduced by the impact of guarantees and overseas banking facilities. Undrawn facilities at 30 April 2005 were £122.8m (2004: £111.4m)

The Unsecured Subordinated Loan Notes are repayable at nominal value together with accumulated interest in August 2014, or earlier with the permission of noteholders holding the majority of notes then outstanding.

The obligations under the Senior Credit Agreement are required to be guaranteed by each of the members of the group that is party to the agreement. Each charging subsidiary has granted security over substantially all of its assets, including properties, bank accounts, insurances, debts and shares, and a floating charge over all of its assets.

The obligations under the Secured Loan Notes are secured on the net assets and cash flows of the subsidiaries of the RHM Foodbrands + Ltd and it's subsidiaries (note 35).

The principal amounts above exclude interest accumulated but unpaid at 30 April 2005. The interest accruing on the Unsecured Subordinated Loan Notes between the 'compounding date' of 30 March each year and the year end of £3.9m (2004: £3.7m) is included within the financial liability due after more than one year. The interest accruing on the Senior Credit Agreement of £nil (2004: £0.1m) and the interest accruing on the Secured Loan Notes £7.3m (2004: £10.1m) is included within the financial liability of the loan. The financial liabilities are disclosed within note 21. Unamortised fees of £2.1m (2004: £8.9m) in respect of the Secured Loan Notes and £0.9m (2004: £1.3m) in relation to the Secured Credit Agreement have been offset against the gross borrowing in the principal amounts above. There are no unamortized fees in respect of the Unsecured Subordinated Loan Notes. Unamortised fees are excluded from the financial liabilities within note 21.

On 7 July 2004, the group completed renegotiating the terms of the Senior Credit Agreement. This has resulted in a new, supplemental agreement to the original Senior Credit Agreement providing a total facility of £160m, comprising £82m of existing debt and £78m of additional debt. The interest rate on this facility ranges from LIBOR plus 2.25% to LIBOR plus 3.25%. The terms of the total facility require the debt to be repaid over the period to April 2013. The purpose of the additional debt was to prepay £50m the Secured Loan Notes, and to fund general working capital requirements and fees.

21. FINANCIAL INSTRUMENTS

Objectives, policies and strategies

RHM has the following treasury risks:

- Interest rate
- Liquidity
- Credit
- Foreign exchange
- Key commodity price

RHM makes prudent use, where appropriate, of financial instruments and derivatives (for example interest rate swaps and forward foreign exchange contracts) to manage material financial exposures associated with its trading activity, and does not engage in any speculative transactions. Group Treasury monitor all significant currency, interest rate and liquidity risks and ensure appropriate hedging is in place to minimise risk.

Interest rate risk

RHM's policy in respect of exposure to interest rate fluctuations is to use interest rate derivatives in order to hedge, at an appropriate level, interest payable on floating rate notes and senior credit facilities. The overall percentage of fixed rate borrowings to total borrowings was 97% at 30 April 2005 (2004: 90%).

Liquidity risk

RHM aims to ensure certainty of funding together with a cost effective borrowing structure. The policy is to ensure that projected net borrowing requirements are met by committed facilities. Details of current long term borrowings and facilities are disclosed in note 20. Short term funding is managed via offset arrangements within the group and draw-downs under the revolving credit facilities (note 20).

Credit risk

Surplus cash is invested on short-term deposits with AAA rated credit institutions. The group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history.

Foreign exchange risk

RHM's exposure to foreign exchange risk is restricted to trading activities and is minimal as the group is mainly UK based and sells to mainly UK customers. RHM uses forward foreign exchange contracts and currency options to manage this risk. However it is not the group's policy to hedge the translation of overseas results into sterling.

Key commodity price risk

Commodity price risk arises in connection with the purchase of raw materials such as wheat. RHM uses derivatives such as commodity futures contracts and currency options to manage this risk.

Short-term debtors and creditors and onerous lease provisions

Short-term debtors and creditors (other than bank loans, other loans and finance leases) and onerous lease provisions of £2.0m (2004: £3.8m) have been excluded from all the following disclosures, other than the currency risk disclosures. The onerous lease provisions (note 23) meet the definition of financial liabilities and no interest is paid on these liabilities.

21. FINANCIAL INSTRUMENTS (continued)

Interest rate risk profile of financial liabilities

The interest rate risk profile of the group's financial liabilities, after taking account of the interest rate swaps used to manage the interest rate profile, was:

	At 30 April 2005			At 1 May 2004		
	Sterling	Euro	Total	Sterling	Euro	Total
	£m	£m	£m	£m	£m	£m
Floating rate financial liabilities	28.1	-	28.1	106.0	1.9	107.9
Fixed rate financial liabilities	997.1	2.4	999.5	1,004.7	1.0	1,005.7
Financial liabilities on which no interest is paid	0.5	0.2	0.7	0.5	0.2	0.7
	1,025.7	2.6	1,028.3	1,111.2	3.1	1,114.3

Included in the analysis above, 100% (2004: 100%) of interest payable on floating rate notes and 71.4% (2004: nil%) on the senior credit agreement has been fixed in accordance with group policy. Floating rate liabilities include short-term overdraft facilities.

Fixed rate financial liabilities

	At 30 April 2005			At 1 May 2004		
	Sterling	Euro	Total	Sterling	Euro	Total
Weighted average interest rate (%)	9.51	4.67	9.50	9.93	5.68	9.93
Weighted average period for which rate is fixed (years)	0	7	10	10	5	10

Financial liabilities on which no interest is paid

	At 30 April 2005			At 1 May 2004		
	Sterling	Euro	Total	Sterling	Euro	Total
Weighted average period to maturity (years)	5	9	6	6	10	7

Interest rate risk profile of financial assets

	At 30 April 2005			At 1 May 2004		
	Sterling	Euro	Total	Sterling	Euro	Total
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	76.9	10.9	87.8	124.4	9.9	134.3
	76.9	10.9	87.8	124.4	9.9	134.3
Floating rate financial assets			87.8			134.3

The floating rate financial assets and liabilities are based on LIBID and LIBOR respectively for sterling, and EURIBOR for Euro equivalent amounts.

21. FINANCIAL INSTRUMENTS (continued)

Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities was as follows:

At 30 April 2005	Senior credit agreement £m	Secured loan notes £m	Other liabilities £m	Unsecured subordinated loan notes £m	Total £m
Within 1 year or on demand	5.6	22.9	0.8	-	29.3
Between 1 and 2 years	7.3	12.8	0.6	-	20.7
Between 2 and 5 years	29.7	46.0	1.2	-	76.9
Amounts more than 5 years	55.4	383.9	0.8	461.3	901.4
	98.0	465.6	3.4	461.3	1,028.3

At 1 May 2004	Senior credit agreement £m	Secured loan notes £m	Other liabilities £m	Unsecured subordinated loan notes £m	Total £m
Within 1 year or on demand	12.3	57.2	0.9	-	70.4
Between 1 and 2 years	12.6	19.8	0.8	-	33.2
Between 2 and 5 years	48.6	53.9	25.5	-	128.0
Amounts more than 5 years	8.5	454.6	1.1	418.5	882.7
	82.0	585.5	28.3	418.5	1,114.3

Borrowing facilities

The group has committed borrowing facilities (note 20), all of which attract interest on draw-down at a floating rate. The undrawn portions of these facilities attract commitment fees at market rate. The facilities available at the year end in respect of which all conditions precedent have been met, were as follows:

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Expiring in more than two years	122.8	111.4

21. FINANCIAL INSTRUMENTS (continued)

Fair values of financial assets and liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the group's financial assets and financial liabilities at 30 April 2005 and 1 May 2004. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest other than that expected to be capitalised on Unsecured Subordinated Loan Notes (note 20). Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates.

	At 30 April 2005		At 1 May 2004	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Financial instruments held or issued to finance the group's operations:				
Short-term borrowings	(29.3)	(29.9)	(70.4)	(72.1)
Long-term borrowings	(999.0)	(922.6)	(1,043.9)	(965.7)
Cash at bank and in hand	87.8	87.8	134.3	134.3
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	-	(5.7)	-	(7.2)

Included in the above analysis are liabilities with a book value of £562.7m (2004: £528.8m) which are not traded in an open market. Within this, loans with a book value of £461.3m (2004: £418.5m) are particularly sensitive to the discount rate used, as the principal and the total interest compounded over the life of the loan, are repayable in one lump sum at the end of the period. In order to establish the fair value of these liabilities, the expected future cash flows were discounted at estimated rates specific to each liability and determined through the consideration of a number of factors including changes in the issuer and the market since issue and the collateral supporting and repayment period of each loan. A discount rate of 14.5% (2004: 14.5%) has been applied by taking into account the high coupon payable and reflects the higher risk associated with these loans as a consequence of the significant debt burden in the company. A 1% increase in the discount rate used would result in a reduction of £26.7m (2004: £18.8m) in the fair value of the loan as disclosed.

The fair value of the traded loans of £465.6m (2004: £585.5m) is calculated on a mark to market basis.

Fair values of financial assets and liabilities

Excluded from the above analysis are onerous lease provisions of £2.0m (2004: £3.8m) for which the fair value is equal to the book value.

The fair value of the interest rate swap agreement has been calculated on a mark to market basis.

Short term financial instruments (cash at bank and in hand) have a fair value equal to their book value.

As at 30 April 2005 the fair value and book value of currency swaps is £nil (2004: nil).

21. FINANCIAL INSTRUMENTS (continued)

Hedges

Year ended 30 April 2005		Unrecognised	
	Gains	Losses	Total net gains/losses
	£m	£m	£m
Gains and losses on hedges at 2 May 2004	-	(7.2)	(7.2)
Arising in previous years included in income for the year ended 30 April 2005		0.4	0.4
Gains and losses not included in income for the year ended 30 April 2005	-	-	-
Arising before 2 May 2004	-	(6.8)	(6.8)
Reversal of a loss arising during the year ended 30 April 2005	-	1.1	1.1
Gains and losses on hedges at 30 April 2005	-	(5.7)	(5.7)
Of which:			
Gains and losses expected to be included in income for the year ended 29 April 2006	-	(1.7)	(1.7)
Gains and losses expected to be included in income for the year ended 28 April 2007 or later	-	(4.0)	(4.0)

Year ended 1 May 2004		Unrecognised	
	Gains	Losses	Total net gains/losses
	£m	£m	£m
Gains and losses on hedges at 4 May 2003	-	(19.2)	(19.2)
Arising in previous years included in income for the year ended 1 May 2004	-	3.2	3.2
Gains and losses not included in income for the year ended 1 May 2004	-	-	-
Arising before 4 May 2003	-	(16.0)	(16.0)
Reversal of a loss arising during the year ended 1 May 2004	-	8.8	8.8
Gains and losses on hedges at 1 May 2004	-	(16.0)	(7.2)
Of which:			
Gains and losses expected to be included in income for the year ended 30 April 2005	-	(0.4)	(0.4)
Gains and losses expected to be included in income for the year ended 29 April 2006 or later	-	(6.8)	(6.8)

There are no deferred gains or losses arising in the year ended 30 April 2005 (2004: £nil).

21. FINANCIAL INSTRUMENTS (continued)

Currency risk

After taking account of all forward foreign currency financial instruments, all monetary assets and liabilities are denominated in the same currency as the functional currency of the operation involved.

22. DEFERRED TAXATION

Group	At 30 April 2005 £m	At 1 May 2004 £m
Opening provision	28.9	28.6
Origination and reversal of timing differences (note 9)	(11.2)	0.3
Disposed of with subsidiaries	1.7	-
Closing provision	19.4	28.9

The provision for deferred taxation consists of the tax effect of timing differences in respect of:

	At 30 April 2005 £m	At 1 May 2004 £m
Accelerated capital allowances	23.9	31.0
Short-term timing differences	(4.5)	(2.1)
	19.4	28.9

Company

The Company has no deferred tax provision.

Factors that may affect future tax charges

Provision has not been made for tax that would arise in the event of distributions being made out of residual profits of overseas subsidiaries where there is no plan to make such distributions.

In the event of a sale of the brands at their book value (note 12), there would be no corporation tax payable payable on chargeable gains arising due to the availability of indexation allowances and capital losses. The directors have no intention of selling the brands.

In the event of a sale of non-qualifying properties at their net book value (note 13), no liability is expected to arise due to the availability of indexation allowances and capital losses.

Deferred taxation arising on the pension schemes is excluded from the above and shown within the net pension scheme deficit (note 28).

There is no other unprovided deferred tax.

23. OTHER PROVISIONS FOR LIABILITIES AND CHARGES

Group	Rationalisation and redundancy £m	Onerous leases £m	Decomm-issioning £m	Other £m	Total £m
At 1 May 2004 (As restated)	6.8	3.8	5.7	6.2	22.5
Charged to profit and loss account:					
Additional provisions	24.2	-	1.0	2.3	27.5
Unwinding of discount	-	-	0.6	-	0.6
Released during the year	(1.3)	(0.3)	-	(0.2)	(1.8)
Utilised during the year	(11.6)	(1.5)	(0.4)	(0.5)	(14.0)
At 30 April 2005	18.1	2.0	6.9	7.8	34.8

The majority of the restructuring and redundancy provision costs are expected to be incurred during the next financial year.

The costs associated with the onerous lease provisions will be incurred over a number of years, in accordance with the length of the leases. The provisions have been calculated using discount rates from 0% to 5%.

The decommissioning provision represents the present value of costs of dismantling and removal of assets and restoring the sites on which they are located arising as a result of contractual obligations on yielding up of leasehold properties at the end of their lease terms. The provisions have been calculated using a discount rate of 5%.

Other provisions include dilapidations, litigation, pension related liabilities and minor customer claims. Costs associated with these provisions will be incurred within the next one to ten years.

Company

The Company has no provisions for liabilities and charges.

24. COMMITMENTS UNDER FINANCE LEASE AGREEMENTS

Future commitments under finance lease agreements are as follows:

Group	At 30 April 2005 £m	At 1 May 2004 £m
Amounts payable:		
Within 1 year	0.8	0.9
Between 2 and 5 years	1.5	2.0
After more than 5 years	0.5	1.3
	2.8	4.2
Less interest and finance charges relating to future periods	(0.1)	(0.6)
	2.7	3.6

Company

The Company has no commitments under finance leases.

25. COMMITMENTS UNDER OPERATING LEASES

The group had annual commitments under non-cancellable operating leases as set out below:

Group	**At 30 April 2005**		**At 1 May 2004**	
	Land and buildings £m	**Plant, and machinery £m**	**Land and buildings £m**	**Plant, and machinery £m**
Operating leases which expire:				
Within 1 year	0.7	2.2	0.7	1.3
Between 2 to 5 years	2.0	3.9	2.3	5.4
After more than 5 years	14.4	0.7	12.8	0.1
	17.1	6.8	15.8	6.8

Company

The Company has no commitments under operating leases.

26. SHARE CAPITAL

	At 30 April 2005		**At 1 May 2004**	
	Number	**£**	**Number**	**£**
Authorised				
"A" Ordinary shares of £0.01 each	16,723,684	167,237	16,723,684	167,237
Ordinary shares of £0.01 each	1,750,000	17,500	1,750,000	17,500
	18,473,684	184,737	18,473,684	184,737
Allotted, called up and fully paid				
"A" Ordinary shares of £0.01 each	15,800,000	158,000	15,800,000	158,000
Ordinary shares of £0.01 each	1,562,500	15,625	1,562,500	15,625
	17,362,500	173,625	17,362,500	173,625

There are no differences between the rights and restrictions of the "A" Ordinary shares and the Ordinary shares.

27. SHARE CAPITAL AND RESERVES

Group	Share Capital	Share premium account	Profit & loss account	Pension reserve	Investment in own shares	Total
	£m	£m	£m	£m	£m	£m
At 1 May 2004 as previously reported	0.2	17.2	(112.2)	(525.4)	-	(620.2)
Prior year adjustment (note 1)	-	-	(1.0)	-	-	(1.0)
At 1 May 2004 as restated	0.2	17.2	(113.2)	(525.4)	-	(621.2)
(Loss)/gain for the year	-	-	(0.3)	176.2	(0.1)	175.8
Actuarial gain recognised on the pension schemes	-	-	-	133.4	-	133.4
At 30 April 2005	0.2	17.2	(113.5)	(215.8)	(0.1)	(312.0)

Company	Share Capital	Share premium account	Profit & loss account	Total
	£m	£m	£m	£m
At 1 May 2004	0.2	17.2	(3.9)	13.5
Loss for the year	-	-	(0.2)	(0.2)
At 30 April 2005	0.2	17.2	(4.1)	13.3

RHM Group Employee's Benefit Trust ('EBT')

In March 2002 the company established an EBT to distribute shares in the company held by departing employees for the benefit of future and existing employees.

The EBT is funded by means of an interest free loan from a subsidiary company. A dividend waiver is in place on all shares held by the EBT.

As at 30 April 2005, the Trustee of the EBT held 40,329 ordinary shares in the capital of the company (2004: 17,155). The value of the company's shares held by the Trustee of the EBT at 30 April 2005 was £0.6m (2004: £nil), based on an external valuation at the year-end.

Share options

On 31 August 2000, Mr P N Wilkinson was granted an option to subscribe for 187,500 of the company's shares at an option price of £1 each. The option is exercisable on any date between the date of grant and a "Specified Date", and lapses on the earlier of the Specified Date (if not exercised on that date), or 31 August 2010. The Specified Date is the earlier of 18 months following the date on which the company's shares become freely traded in the open market or the date on which an agreement for the sale of the group becomes unconditional in all respects. Mr Wilkinson resigned as a director on 17 January 2003. No share options have been exercised in the year ending 30 April 2005 (2004: nil).

28. PENSION AND OTHER POST RETIREMENT BENEFITS

UK Scheme

The group operates one main pension scheme for its UK employees which is a defined benefit scheme. The scheme's assets are held separately from the assets of the group and are administered by trustees and managed professionally.

The latest formal valuation of the scheme was made at 5 April 2002. This was updated to take account of the requirements of FRS 17 in order to assess the assets and liabilities of the scheme as at 1 May 2004. Subsequently, a new full actuarial valuation has been carried out for the Group specifically for FRS 17 purposes. This was carried out as at 1 May 2004 and has been updated by a qualified actuary to 30 April 2005 for the purposes of these accounts.

During the year the group undertook a review of its UK pension arrangements and made a number of decisions that have affected the scheme. The principal changes relate to decisions taken by the Board in early June 2004. These were: to cease the practice of granting enhanced early retirement pensions; to freeze pensionable pay for a number of years; and to cease the practice of granting discretionary pension increases to certain members.

The impact of these decisions on the finances of the scheme is relatively significant and, hence, their effect on the FRS 17 results has been measured appropriately as at 8 June 2004, the date on which the Board agreed to their implementation. In particular, the actuarial assumptions used to measure the impact have been updated to reflect market conditions at that time.

A provision has also been made for the unfunded pension liability arising in respect of certain employees, whose earnings were above the permitted maximum as defined in Section 590C ICTA 1988.

Eire Schemes

The companies in the group based in Eire contribute to two separate defined benefit plans covering most employees. The assets of the plans are held in separate funds administered by trustees. The latest actuarial valuations of the plans were as at 1 May 2002 and 6 April 2003.

Other Schemes

Other companies outside the United Kingdom and Eire operate defined benefit plans or consider that state benefits are adequate. Full provision is made for liabilities arising under defined benefit schemes, as calculated in accordance with actuarial advice.

28. PENSION AND OTHER POST RETIREMENT BENEFITS (continued)

Assumptions

The major assumptions used by the actuaries were:

	At 30 April 2005	At 1 May 2004	At 3 May 2003
Rate of increase in salaries	3.20%[1]	3.90%	3.50%
Rate of increase benefits in payment[2]	3.25%	3.40%	3.25%
Discount rate	5.40%	5.70%	5.50%
Inflation assumption	2.70%	2.90%	2.50%

Notes:

1) Pensionable salary increases are assumed to be nil for 4 years and 3.2% thereafter.
2) In respect of pensions earned between April 1997 and April 2005 where increases are linked to RPI with a 3% minimum. Other levels of increase are largely fixed and are valued accordingly. Deferred benefits are also valued at these rates.
3) The corresponding assumptions used at 8 June 2004 were: long-term pensionable salary increases 3.5%; benefit increases 3.4%; discount rate 5.9%; inflation 3.0%.
4) The assumptions are expressed as appropriately weighted averages.

The total assets in the schemes, the expected rates of return and the present value of the schemes' liabilities were:

	Long-term rate of return expected at 30 April 2005	Value at 30 April 2005 £m	Long-term rate of return expected at 1 May 2004	Value at 1 May 2004 £m	Long-term rate of return expected at 3 May 2003	Value at 3 May 2003 £m
Equities	7.6%	874.4	7.6%	841.8	7.6%	761.5
Bonds	4.9%	577.8	5.3%	552.5	4.9%	508.4
Property	7.6%	60.3	7.6%	34.9	-	-
Other	2.7%	28.0	2.9%	6.6	2.8%	6.6
Total market value of assets		1,540.5		1,435.8		1,276.5
Present value of schemes' liabilities		(1,848.0)		(1,961.2)		(1,791.8)
Deficit in the schemes		(307.5)		(525.4)		(515.3)
Related deferred tax asset (note 9)		91.7		-		-
Net pension liability		(215.8)		(525.4)		(515.3)

The assumptions for all schemes are expressed as asset weighted averages.
The corresponding assumptions used as at 8 June 2004 were: Equities 8.2%; Bonds 5.5%; Property 8.2%; and Other 3.0%
The deficit within the main UK scheme included within the above figures for 2005 is £303.0m (2004: £520.1m; 2003: £510.0m)

Tax relief will be claimed on future contributions made to the pension schemes by the companies within the group when those contributions are paid.

The directors consider it appropriate, based on current year results and future projections, to include a related deferred tax asset in respect of the schemes' deficits as at 30 April 2005. This has not been the case in prior years. The unrecognised potential deferred tax asset on the deficit was £157.6m at 1 May 2004 and £154.6m at 3 May 2003.

28. PENSION AND OTHER POST RETIREMENT BENEFITS (continued)

Movement in deficit during the year

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Deficit in the schemes at the beginning of the year	(525.4)	(515.3)
Movement in the year:		
Current service cost	(23.0)	(34.1)
Curtailment due to benefit change	53.7	-
Curtailment due to disposal of subsidiaries	(3.5)	-
Increase in liabilities due to redundancies during the year	(2.2)	-
Employer contributions	48.0	38.0
Contribution in respect of disposal of subsidiaries	11.6	-
Contributions in respect of enhanced benefits on redundancy	1.0	-
Other financing charge	(1.1)	(15.6)
Actuarial gain	133.4	1.6
Deficit in the schemes at the end of the year	(307.5)	(525.4)

Analysis of the amount charged to operating profit

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Periodic costs:		
Current service cost	23.0	34.1
Non-periodic costs		
Curtailment due to benefit change	(53.7)	-
Curtailment due to disposal of subsidiaries	3.5	-
Total FRS 17 operating (income)/charge	(27.2)	34.1
Increase in liabilities due to redundancies during year	2.2	-

Analysis of the amount credited to other financing charge

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Expected return on pension schemes' assets	99.2	81.7
Interest on pension schemes' liabilities	(100.3)	(97.3)
Net return	(1.1)	(15.6)

28. PENSION AND OTHER POST RETIREMENT BENEFITS (continued)

Analysis of amount recognised in the statement of total recognised gains and losses

	Year ended 30 April 2005 £m	Year ended 1 May 2004 £m
Actual return less expected return on pension schemes' assets	18.3	106.6
Experience gains/(losses) arising on the schemes' liabilities	40.3	(108.8)
Changes in the assumptions underlying the present value of the schemes' liabilities	74.8	3.8
Actuarial gain recognised in the statement of total recognised gains and losses	133.4	1.6

The "Changes in assumptions" line item shown above includes allowances for freezing pensionable pay and also the ceasing of the practice of providing discretionary pension increases. These gave rise to credits of approximately £69.3m and £33.9m respectively.

History of experience gains and losses

	Year ended 30 April 2005	Year ended 1 May 2004	Year ended 3 May 2003
Difference between the expected and actual return on schemes' assets:			
Amount (£m)	18.3	106.6	(243.1)
Percentage of schemes' assets at the end of the year	1.2%	7.4%	(19.0%)
Experience gains/(losses) on schemes' liabilities:			
Amount (£m)	40.3	(108.8)	(0.7)
Percentage of schemes' liabilities at the end of the year	2.2%	(5.5%)	(0%)
Actuarial gain recognised in the statement of total recognised gains and losses:			
Amount (£m)	133.4	1.6	(299.4)
Percentage of schemes' liabilities at the end of the year	7.2%	0.1%	(16.7%)

29. CAPITAL COMMITMENTS

Group

	At 30 April 2005 £m	At 1 May 2004 £m
Contracts placed for future capital expenditure not provided in the financial statements	15.7	24.7

Company

The Company has no capital commitments.

30. CONTINGENT LIABILITIES

There were no material contingent liabilities at 30 April 2005 or 1 May 2004.

31. LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY

The loss dealt with in the accounts of the parent company was £0.2m (2004 £0.1m loss).

The directors have taken advantage of section 230 of the Companies Act 1985 not to publish its own profit and loss account.

32. ULTIMATE CONTROLLING PARTY

Doughty Hanson & Co Limited is the immediate and ultimate controlling party of RHM Group One Limited.

33. RELATED PARTY TRANSACTIONS

In August 2000 the group issued £292.5m unsecured subordinated loan notes to a series of limited partnerships whose General Partner is Doughty Hanson & Co Limited and to certain Doughty Hanson co-investors. Interest is chargeable at a rate of 10% per annum compounding on 31 October and 30 March each year. Interest is not payable until the maturity of the loan notes on 31 August 2014, or upon earlier redemption of the loan notes with the permission of noteholders holding the majority of notes then outstanding. The outstanding balances are as follows:

	At 30 April 2005 £m	At 1 May 2004 £m
Principal and compounded unpaid interest	457.4	414.8
Accrued interest	3.9	3.7
	461.3	418.5

Ms J Vazanova, Mr K J Terry, J J M Leahy and Mr R P Hanson, who were employed by Doughty Hanson & Co Ltd, received no remuneration for their services as directors of RHM Group One Ltd.

Two Doughty Hanson & Co directors have interests in the Unsecured Subordinated Loan Notes of RHM Group Two Ltd as follows:

	Nominal interests as at 30 April 2005 £'000	Nominal interests as at 1 May 2004 £'000
R P Hanson	385	385
J Vazanova	30	30

34. SUBSEQUENT EVENTS

As part of an intra-group reorganisation the Company acquired a new shelf company called RHM Group Holding Ltd on 20 May 2005. On 27 May 2005 the Company transferred its shareholding in RHM Group Two Ltd to RHM Group Holding Ltd in exchange for 299,999,999 ordinary shares of £1 each in RHM Group Holding Ltd, the entire issued share capital of that company.

On 16 June 2005 the Group announced its intention to offer existing and new ordinary shares into the UK, US and internationally for listing on the London Stock Exchange. The global offer is expected to be completed by the end of July.

35. LIST OF SUBSIDIARY AND ASSOCIATE UNDERTAKINGS

With the exception of RHM Group Two Limited, which is owned 100% by RHM Group One Limited, all shares in group companies are held indirectly by RHM Group One Limited.

	Nature of business	Country of incorporation	Holding	Class of share
Trading companies				
Avana Bakeries Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
British Bakeries Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Centura Foods Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Charnwood Foods Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
Golden West Foods Ltd *(a)*	Food manufacture and distribution	England and Wales	100%	Ordinary
Golden West Foods NV *(a)*	Food manufacture and distribution	Belgium	100%	Ordinary
Granary South Pacific (PTY) Ltd	Food manufacture and distribution	Australia	100%	Ordinary
Hayden's Bakeries Ltd *(e)*	Food manufacture and distribution	England and Wales	100%	Ordinary
Heligold SL *(b)*	Food manufacture and distribution	Spain	70%	Ordinary
Kildorough Ltd*	Food manufacture and distribution	Ireland	100%	Ordinary
Le Pain Croustillant Ltd*	Food manufacture and distribution	England and Wales	100%	'A'&'B' Ordinary
Manor Bakeries Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Martine Specialites S.A.S*	Food manufacture and distribution	France	100%	Ordinary
R.F. Brookes Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
Rank Hovis Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
RGB Coffee Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Foodservice Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Frozen Foods Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
RHM Ireland Ltd*	Food manufacture and distribution	Ireland	100%	Ordinary
RHM Technology Ltd*	Food manufacture and distribution	England and Wales	100%	Ordinary
Robertson's – Ledbury Preserves Ltd	Food manufacture and distribution	England and Wales	100%	Ordinary
S.T.I. (U.K.) Ltd *(a)*	Food manufacture and distribution	England and Wales	97%	Ordinary
Sofrapain S.A.S*	Food manufacture and distribution	France	100%	Ordinary
Intermediate holding companies and other subsidiaries				
CF (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
London Superstores Ltd	Intermediate holding company	England and Wales	100%	Ordinary
MB (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
Phoneridge Limited *(i)*	Property Company	England and Wales	100%	Ordinary
Ranks Hovis McDougall Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHBB (IP) Ltd	Intellectual property holding	England and Wales	100%	Ordinary
RHM Finance Ltd*	Finance company	Cayman Islands	100%	Ordinary
RHM Food Solutions Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Foodbrands+ Ltd*	Intermediate holding company	England and Wales	100%	Ordinary
RHM Group Three Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Group Two Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Holdings Ireland Ltd*	Intermediate holding company	Ireland	100%	Ordinary
RHM Ltd	Intermediate holding company	England and Wales	100%	Ordinary
RHM Overseas Ltd*	Intermediate holding company	England and Wales	100%	Ordinary
RHM Property Company (Ayr) Ltd *(g)*	Property company	England and Wales	100%	Ordinary
RHM Property Company (Cambridge) Ltd *(g)*	Property company	England and Wales	100%	Ordinary

35 LIST OF SUBSIDIARY AND ASSOCIATE UNDERTAKINGS (continued)

Intermediate holding companies and other subsidiaries (continued)				
RHM Property Company One Ltd *(a) (g)*	Property company	England and Wales	100%	Ordinary
RHM Property Holding Company Ltd *(h)*	Property company	England and Wales	100%	'A' Ordinary
RHM Property Holding Company Ltd *(h)*	Property company	England and Wales	0%	'B' Ordinary
TGP 182 Ltd *(a)*		England and Wales	100%	Ordinary
Non trading companies				
Alpha Cereals Unlimited*	Dormant	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd*	Dormant	England and Wales	100%	Ordinary
Associated Family Bakers (Surrey) Ltd*	Dormant	England and Wales	100%	Preference
Atora Ltd*	Dormant	England and Wales	100%	Ordinary
Atora Merchandising (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Avana Group (Trustees) Ltd	Dormant	England and Wales	100%	Ordinary
Bisto (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Bisto Foods Ltd*	Dormant	England and Wales	100%	Ordinary
Bisto Ltd*	Dormant	England and Wales	100%	Ordinary
Brand & Co., Ltd*	Dormant	England and Wales	100%	Ordinary
Cerebos (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Cerebos Ltd*	Dormant	England and Wales	100%	Ordinary
Charnwood Foods SL *(c)*	Dormant	Spain	100%	Ordinary
European Food Solutions Ltd	Dormant	England and Wales	100%	Ordinary
Federal Bakeries Ltd*	Dormant	England and Wales	100%	Ordinary
Fleming Howden Ltd*	Dormant	England and Wales	100%	Ordinary
Food Brands Plus Ltd	Dormant	England and Wales	100%	Ordinary
Frank Cooper Ltd*	Dormant	England and Wales	100%	Ordinary
Gateaux Ltd*	Dormant	Ireland	100%	Ordinary
Glassflat Limited *(j)(a)*	Dormant	England and Wales	100%	Ordinary
Global Dough Partners Ltd	Dormant	England and Wales	100%	Ordinary
Grocery International Ltd*	Dormant	England and Wales	100%	Ordinary
Grocery Logistics Ltd*	Dormant	England and Wales	100%	Ordinary
Holgran Ltd *(e)**	Dormant	England and Wales	100%	Ordinary
Hovis Ltd*	Dormant	England and Wales	100%	Ordinary
J.A. Sharwood & Co., Ltd*	Dormant	England and Wales	100%	Ordinary
JA Sharwood & Co., (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
RHM SC One Ltd	Dormant	England and Wales	100%	Ordinary
James Robertson & Sons Ltd*	Dormant	England and Wales	100%	Ordinary
Joseph Rank Ltd*	Dormant	England and Wales	100%	Ordinary
Kevany Ltd*	Dormant	Ireland	100%	Ordinary
Lyons Cakes Ltd*	Dormant	England and Wales	100%	Ordinary
Martine Polska Z.o.o. *(d)**	Dormant	Poland	100%	Ordinary
McDougalls Foods Ltd*	Dormant	England and Wales	100%	Ordinary
McDougalls Ltd*	Dormant	England and Wales	100%	Ordinary
Mr Kipling Ltd*	Dormant	England and Wales	100%	Ordinary
Ormeau Bakery Ltd*	Dormant	England and Wales	100%	Ordinary
Paxo (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Paxo Ltd*	Dormant	England and Wales	100%	Ordinary
R F Foods Limited	Dormant	England and Wales	100%	Ordinary

35 LIST OF SUBSIDIARY AND ASSOCIATE UNDERTAKINGS (continued)

Non trading companies (continued)				
RHM Bread Bakeries Limited*	Dormant	England and Wales	100%	Ordinary
RHM Consumer Brands Limited*	Dormant	England and Wales	100%	Ordinary
RHM Customer Solutions Limited	Dormant	England and Wales	100%	Ordinary
RHM Direct Deliveries Ltd	Dormant	England and Wales	100%	Ordinary
RHM European Food Solutions Ltd	Dormant	England and Wales	100%	Ordinary
RHM Food Brands Plus Ltd*	Dormant	England and Wales	100%	Ordinary
RHM Foods Limited	Dormant	England and Wales	100%	Ordinary
RHM Group Four Ltd	Dormant	England and Wales	100%	Ordinary
RHM Group Trustee Ltd	Corporate Trustee	England and Wales	100%	Ordinary
RHM Pension Trust Ltd	Corporate Trustee	England and Wales	100%	Ordinary
RHM Pension Trustees Ltd	Dormant	England and Wales	100%	Ordinary
RHM Trustees Ltd	Dormant	England and Wales	100%	Ordinary
Robertson Foods Ltd*	Dormant	England and Wales	100%	Ordinary
Saxa (Ireland) Ltd*	Dormant	Ireland	100%	Ordinary
Sebon Ltd*	Dormant	England and Wales	100%	Ordinary
Sitoni Foods Ltd	Dormant	England and Wales	100%	Ordinary
Supreme Salt Company Ltd*	Dormant	England and Wales	100%	Ordinary
The Enjoy Organic Company Ltd *(f)*	Food manufacture and distribution	England and Wales	100%	Ordinary
The Family Loaf Bakery Ltd*	Dormant	England and Wales	100%	'A'&'B' Ordinary
The Family Loaf Bakery Ltd *	Dormant	England and Wales	93.6%	Preference
The Yorkshire Pudding Company Ltd	Dormant	England and Wales	100%	Ordinary
Tiffany Foods Ltd	Dormant	England and Wales	100%	Ordinary
Tiffany Sharwood's Frozen Foods Ltd	Dormant	England and Wales	100%	Ordinary
Associates				
Staper Ltd		England and Wales	50%	'B'Ordinary

(a) Sale of Golden West Food logistics and bakery business on 23rd April 2005
(b) Sold 10 March 2005
(c) Ceased trading 15 April 2005
(d) Liquidated 31 August 2004
(e) Ceased trading 1 May 2004
(f) Ceased trading 4 May 2003
(g) Acquired on 27 April 2004.
(h) Acquired on 27 April 2004. The 'A' ordinary shares held by group control 99.5% of the voting rights
(i) Acquired on 8 March 2005
(j) Acquired on 9 March 2005

*Subsidiaries of Foodbrands+ Limited

AUDITORS' REPORT TO RHM GROUP ONE LIMITED

We have audited the balance sheet and related notes on pages 3 to 5.

Respective responsibilities of directors and auditors

As described on page 1 the company's directors are responsible for the preparation of the balance sheet in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and our profession's ethical guidance. This opinion has been prepared for and only for the company in accordance with Section 43(3)(c) of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the balance sheet gives a true and fair view and is properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the company has not kept proper accounting records or if we have not received all the information and explanations we require for our audit.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures. It also includes an assessment of the significant estimates and judgements made by the directors, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the balance sheet is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the balance sheet.

Opinion

In our opinion the balance sheet gives a true and fair view of the state of the company's affairs at 24 June 2005 and has been properly prepared in accordance with the provisions of the Companies Act 1985, which would have applied had the balance sheet been prepared for a financial year of the company.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
28 June 2005

AUDITORS' STATEMENT TO RHM GROUP ONE LIMITED FOR THE PURPOSE OF SECTION 43(3)(b) OF THE COMPANIES ACT 1985

We have examined the balance sheet of RHM Group One Limited as at 24 June 2005 which has been audited by us.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the balance sheet in accordance with applicable United Kingdom law and accounting standards.

This statement has been prepared for and only for the company in accordance with Section 43(3)(b) of the Companies Act 1985 and for no other purpose. We do not, in producing this statement, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called-up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re- registration as a public company.

Opinion

In our opinion the balance sheet at 24 June 2005 shows that the amount of the company's net assets was not less than the aggregate of its called-up share capital and undistributable reserves.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Registered auditors

30 June 2005

RHM GROUP ONE LIMITED

Balance sheet at 24 June 2005

	Note	24 June 2005 £
Fixed assets		
Investments	2	16,700,548
Current assets		
Debtors	3	21,400,870
Current liabilities		
Creditors: amounts falling due within one year	4	(7,042,591)
Net current assets / (liabilities)		14,358,279
Total assets less current liabilities		31,058,827
Creditors: amounts falling due after more than one year	5	(2,750,001)
Net assets		28,308,826
Capital and reserves		
Called up share capital	6	173,625
Share premium account	7	17,188,875
Profit and loss account	7	10,946,326
Shareholders' funds - Equity		28,308,826

The balance sheet and related notes were approved by the Board on 28 June 2005, and were signed on its behalf by:

A J Allner
Director

The notes on pages 4 to 5 form part of this balance sheet and related notes.

1. Principal accounting policies

Basis of accounting

The balance sheet and related notes have been prepared under the historical cost convention, the accounting policies set out below, and in accordance with applicable accounting standards. The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied.

Accounting period

The balance sheet shows the financial position of the company as at 24 June 2005.

Investments

Shares in subsidiaries are stated at cost less provisions for impairment.

2. Fixed asset investments

	24 June 2005 £
Shares in subsidiaries	16,700,548

At 24 June 2005 the entire balance consisted of an investment in the shares of RHM Group Holding Limited.

3. Debtors: amounts falling due within one year

	24 June 2005 £
Amounts due from group undertakings	15,000,000
Tax and social security	870
Deferred costs	6,400,000
	21,400,870

4. Creditors: amounts falling due within one year

	24 June 2005 £
Amounts due to group undertakings	6,400,000
Overdraft	642,121
Trade creditors	470
	7,042,591

5. *Creditors: amounts falling due after more than one year*

	24 June 2005 £
Amounts owing to group undertakings	2,750,001

This amount is due after more than five years

6. Share Capital

At 24 June 2005	Authorised Number	Authorised £	Allotted, called up and fully paid Number	Allotted, called up and fully paid £
"A" Ordinary shares of £0.01 each	16,723,684	167,237	15,800,000	158,000
Ordinary shares of £0.01 each	1,750,000	17,500	1,562,500	15,625
	18,473,684	184,737	17,362,500	173,625

7. Share Capital and Reserves

	Share Capital £	Share premium account £	Profit & loss account £	Total £
At 30 April 2005	173,625	17,188,875	(4,048,165)	13,314,335
Dividend income			15,000,000	15,000,000
Costs incurred			(5,509)	(5,509)
At 24 June 2005	173,625	17,188,875	10,946,326	28,308,826

On 24 June 2005 RHM Group Holding Limited declared a dividend of £15 million payable to RHM Group One Limited. The outstanding balance was settled on 27 June 2005.

8. Ultimate parent company

At the period end Doughty Hanson & Co had a controlling interest in RHM Group One Limited.